Exhibit (a)(1)(i)(a)

Amendment No. 1

to

Offer to Purchase for Cash

All Outstanding Common Units

of

World Point Terminals, LP

at

$17.30 Net per Unit

by

World Point Terminals, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT

11:59 P.M., NEW YORK CITY TIME, ON JUNE 29, 2017,

UNLESS THE OFFER IS EXTENDED.

___________________

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements, as set forth below, the Offer to Purchase, dated June 2, 2017 (together with any amendments or supplements thereto, including this Amendment No.1, the “Offer to Purchase”) relating to the offer by World Point Terminals, Inc. (the “Offeror”) to purchase all outstanding common units (the “Units”) of World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), that are not already beneficially owned by the Offeror and its affiliates, at a price per Unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, including this Amendment No. 1, collectively constitute the “Offer”). All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Offer to Purchase.

This Amendment No. 1 should be read together with the Offer to Purchase and the Letter of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letter of Transmittal shall be deemed to refer to the Offer to Purchase, as amended and supplemented by this Amendment No. 1, and the Letter of Transmittal, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.

If you desire to tender your Units pursuant to the Offer and you are required to deliver a Letter of Transmittal (or a manually executed copy thereof) as described in the Offer to Purchase under “The Offer—Section 3—Procedure for Tendering Units,” you must still use the Letter of Transmittal previously mailed to you. If you have already properly tendered your Units pursuant to the Offer, you need not take further action. Tenders of Units (whether previously or hereafter delivered) may only be withdrawn in the manner described in the Offer to Purchase.

*****

The date of this Amendment No. 1 is June 21, 2017.

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The Offer to Purchase is hereby amended and supplemented as follows:

The information set forth under “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction” is hereby amended by deleting the ninth bullet point thereunder in its entirety and replacing it with the following:

•	The fact that the Offeror Special Committee has determined, based on consultation and discussions with its financial and legal advisors and following its review of the financial analyses presented to the Offeror Special Committee by Baird, as described in more detail in this Offer to Purchase under “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee,” that, upon approval by the Conflicts Committee of the Transaction Agreement and assuming that the Conflicts Committee has received a fairness opinion in customary form from its financial advisor, the transactions contemplated by the Transaction Agreement would be consistent with the Offeror’s duties to the Unaffiliated Unitholders.

•	The fact that the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement have been approved by the Conflicts Committee (such approval constituting “Special Approval” for purposes of the Partnership Agreement), that Evercore has acted as financial advisor to the Conflicts Committee, and that the Conflicts Committee requested and received from Evercore a fairness opinion to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the $17.30 per Unit to be paid to the Unaffiliated Unitholders pursuant to the Offer and the Buyout was fair, from a financial point of view, to the Unaffiliated Unitholders, as more fully described in the Schedule 14D-9.

The information set forth under “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction” is hereby further amended by inserting, immediately following the twelfth (formerly eleventh) bullet point thereunder, the following:

In addition to the factors described above, in reaching its conclusion as to the substantive fairness of the Offer and the Buyout to the Unaffiliated Unitholders, the Offeror considered and adopted as its own the Conflicts Committee’s analysis and discussion of the relationship of the Offer Price to the current and historical market prices of the Units, as more fully described in the Schedule 14D-9.

The information set forth under “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction” is hereby further amended by inserting, immediately following the first sentence of the third-to-last paragraph thereunder, the following:

The Offeror implicitly considered the value of the Partnership in a sale as a going concern on a stand-alone basis by taking into account the Partnership’s current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters. The Offeror did not, however, explicitly calculate a stand-alone going-concern value of the Partnership because the Offeror believes that going-concern value is best assessed by consideration of the factors discussed above.

The information set forth under “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction” is hereby further amended by inserting, immediately following the last sentence of the third-to-last paragraph thereunder, the following:

The Offeror did not consider the purchase prices paid in previous purchases of the Units because the Offeror did not purchase any Units during the past two years.

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The information set forth under “Special Factors—Section 5—Effects of the Offer and the Buyout” is hereby amended by deleting the first sentence of the second paragraph thereunder in its entirety and replacing it with the following:

If the Offer and the Buyout are consummated, the Offeror’s and its affiliates’ aggregate interest in the Partnership’s net book value and net earnings will increase to 100%. According to the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, the Partnership’s net book value (calculated as total assets minus total liabilities) as of March 31, 2017 was approximately $191.4 million and the Partnership’s net earnings for the three-month period then ended were approximately $9.4 million. Accordingly, if the Offer and the Buyout are consummated, the Offeror’s and its affiliates’ aggregate interest in the Partnership’s net book value and net earnings will increase to approximately $191.4 million and approximately $9.4 million, respectively (based on the Partnership’s March 31, 2017 financial data). The Offeror and its affiliates will be entitled to any future increase in the Partnership’s value and all income generated by the Partnership’s operations going forward.

The information set forth under “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee” is hereby amended by inserting, immediately following the last paragraph of the section thereof entitled “Premiums Paid Analysis,” the following:

Additional Presentation by Baird

In addition to the May 19 Presentation discussed above, Baird made a presentation to the Offeror Special Committee on May 11, 2017 (the “May 11 Presentation”). The May 11 Presentation did not differ from the May 19 Presentation with respect to any substantive analysis or data points, and the May 19 Presentation was merely an update to reflect changes in market prices and other publicly available information arising in the intervening time. Based on market prices and other publicly available information as of May 10, 2017, the May 11 Presentation differed from the May 19 Presentation as follows:

•	With respect to the Selected Comparable Partnership Analysis, as of the May 11 Presentation, the low, median and high EV to estimated 2017 EBITDA multiples of the selected comparable MLPs were 10.0x, 12.9x and 16.3x, respectively. The low, median and high EV to estimated 2018 EBITDA multiples of the comparable MLPs were 9.2x, 12.3x and 15.0x, respectively. The value range indicated by this analysis in the May 11 Presentation was from $16.44 to $22.78 per Unit.

•	With respect to the Discounted Cash Flow Analysis, the May 11 Presentation indicated a value range of $15.18 to $22.97 per Unit.

•	With respect to the Premiums Paid Analysis, the May 11 Presentation indicated a value range of $18.07 to $19.57 per Unit.

The information set forth under “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee” is hereby further amended by deleting the second paragraph of the section thereof entitled “Selected Comparable Partnerships Analysis” in its entirety and replacing it with the following:

None of the selected publicly traded MLPs is identical or directly comparable to the Partnership. No specific numeric or other similar criteria were used to select the MLPs, and all criteria were applied consistently and evaluated in their entirety without application of definitive qualifications or limitations to individual criteria.

The information set forth under “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee” is hereby further amended by deleting the first paragraph of the section thereof entitled “Selected Comparable Precedent Transactions Analysis” in its entirety and replacing it with the following:

Baird reviewed and compared implied data for the following selected transactions, which have occurred since December 2010, involving target assets, companies or partnerships that Baird deemed to have similar characteristics to either the Partnership’s assets or the Partnership, using criteria that were consistently applied:

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The information set forth under “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee” is hereby further amended by deleting the first paragraph of the section thereof entitled “General” in its entirety and replacing it with the following:

The foregoing summary of material financial analyses performed by Baird does not purport to be a complete description of the analyses or data presented by Baird to the Offeror Special Committee. In connection with the review of the Offer and the Buyout by the Offeror Special Committee, Baird performed a variety of financial and comparative analyses, which are not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the analyses provided to the Offeror Special Committee. In addition, the probability of any assumption occurring in comparison to any other assumption is highly subjective and Baird formed no opinion as to such probabilities. The range of valuations resulting from any particular analysis described above should therefore not be taken to be Baird’s view of the value of the Partnership or the Offeror. No company or partnership used in the above analyses is directly comparable to the Partnership or the Offeror, and no precedent transaction used is directly comparable to the Offer and the Buyout. Further, Baird’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or partnerships, or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Partnership or the Offeror.

The information set forth under “The Offer—Section 8—Certain Information Concerning the Partnership” is hereby amended by inserting, immediately following the table presenting the Partnership’s Consolidated Statement of Income Information, the following:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2017	2016	2016	2015
	(unaudited)
RATIO OF EARNINGS TO FIXED CHARGES	46.58	44.43	44.60	39.97

The information set forth under “The Offer—Section 8—Certain Information Concerning the Partnership” is hereby further amended by inserting, immediately following the table presenting the Partnership’s Consolidated Balance Sheet Information, the following:

The Partnership’s book value per Unit (calculated by dividing partners’ equity by the total number of Units outstanding) was $5.49 as of March 31, 2017 (based on 34,861,014 Units outstanding as of May 31, 2017).

The information set forth under “The Offer—Section 10—Source and Amount of Funds” is hereby amended by inserting, immediately following the first paragraph thereunder, the following:

At the Acceptance Time, the Offeror will have sufficient cash and marketable securities on hand to pay the Offer Price for all of the Units tendered pursuant to the Offer, and on the Closing Date, the Offeror will have sufficient cash and marketable securities on hand to pay the Buyout Price for all of the Units purchased pursuant to the Buyout. However, in order to avoid liquidating marketable securities on hand at potentially unfavorable prices, the Offeror may choose to fund a portion of the Buyout Price with proceeds from the $200 million senior secured revolving credit facility available under the Credit Agreement, dated as of August 14, 2013, by and among Center Point Terminal Company, LLC (“Center Point”), a wholly owned subsidiary of the Partnership, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent, and the lenders party thereto (the “Credit Agreement”).

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In accordance with the Credit Agreement, the credit facility has an initial maturity date of August 14, 2018 and is available, subject to certain conditions precedent, for working capital, capital expenditures, permitted acquisitions and general Partnership purposes, including distributions and Unit repurchases. The Credit Agreement also includes an accordion feature permitting increases in the commitments under the credit facility by an aggregate amount up to $100 million. Substantially all of the Partnership’s assets are pledged as collateral under the Credit Agreement, and the Partnership and its other subsidiaries have entered into guarantees of payment on behalf of Center Point for amounts outstanding under the credit facility.

The obligations of the lenders to make loans under the credit facility are subject to the satisfaction of the following conditions (as of the date of each borrowing):

•	the administrative agent must have received a notice of such borrowing, as required by the Credit Agreement;

•	the representations and warranties of the borrower set forth in the Credit Agreement and the other loan documents must be true and correct (subject to applicable materiality qualifiers); and

•	no default or event of default must have occurred and be continuing.

The Credit Agreement contains customary restrictive covenants that limit the ability of the Partnership and its subsidiaries to take certain actions without the consent of the Required Lenders (as defined in the Credit Agreement). The Credit Agreement also requires compliance with certain financial covenants, as follows:

•	a consolidated interest coverage ratio (as defined in the Credit Agreement) of not less than 2.50 to 1.00; and

•	a consolidated total leverage ratio (as defined in the Credit Agreement) of not more than 4.50 to 1.00, which is subject to a provision for increases to 4.75 to 1.00 in connection with certain future acquisitions.

Loans under the credit facility will bear interest, at the Partnership’s option, at a variable rate per annum equal to either:

•	a Base Rate, which will be the highest of (i) the administrative agent’s prime rate in effect on such day, (ii) the federal funds rate in effect on such day plus 0.50%, and (iii) one-month LIBOR plus 1.0%, in each case, plus an applicable margin ranging from 0.50% to 1.75% based on the Partnership’s consolidated total leverage ratio; or

•	LIBOR plus an applicable margin ranging from 1.50% to 2.75% based on the Partnership’s consolidated total leverage ratio.

The Credit Agreement contains customary events of default, including, but not limited to (i) events of default resulting from the failure of the Partnership or its subsidiaries to comply with covenants and financial ratios, (ii) the occurrence of a change of control (as defined in the Credit Agreement), (iii) the institution of insolvency or similar proceedings against the Partnership, its material subsidiaries or the General Partner, and (iv) the occurrence of a default under any other indebtedness over $15.0 million of the Partnership or its subsidiaries. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the Credit Agreement, the lenders may declare any outstanding principal of the credit facility debt, together with accrued and unpaid interest, to be immediately due and payable and may exercise the other remedies set forth or referred to in the Credit Agreement and the other loan documents.

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As of March 31, 2017, the Partnership was in compliance with the financial covenants described above, and no default or event of default under the Credit Agreement has occurred and is continuing as of the date hereof.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Credit Agreement, which is filed as Exhibit 10.5 to the Current Report on Form 8-K filed by the Partnership with the SEC on August 20, 2013 and is incorporated herein by reference.

In the event the Offeror chooses to fund a portion of the Buyout Price with proceeds from the credit facility, as of the date of this Offer to Purchase, no plans or arrangements have been made to finance or repay the loan.

As discussed above, the Offer is not subject to any financing condition. In the event that proceeds from the credit facility are not available to fund any portion of the Buyout Price for any reason, the Offeror will finance the entire Buyout Price from existing cash and proceeds from the sale of marketable securities on hand.

The information set forth under “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” is hereby amended by deleting the second sentence of the first paragraph thereunder in its entirety.

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